SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        PURSUANT TO SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                            KNOWLEDGE NETWORKS, INC.


  Nevada                                                              91-2014670
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)


24843  Del  Prado,  Suite  318,  Dana  Point,  CA                          92629
(Address of principal executive offices)                              (Zip Code)


Registrant's  telephone  number,  including  area  code:         (949)  248-1765


The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:


                                   10,361,750

                       Class-A Common Voting Equity Stock


     The EXHIBIT INDEX is located at pages 28 of this Registration Statement

--------------------------------------------------------------------------------
                                     PART I
--------------------------------------------------------------------------------


                          UNNUMBERED ITEM: INTRODUCTION

     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over-the-Counter Bulletin Board, often called "OTCBB". This Registrant's common stock is not presently quoted on the OTCBB or elsewhere and has never traded in brokerage transactions. The requirements of the OTCBB are that the financial statements and information about the Registrant be reported periodically to the Commission and be and become information that the public can access easily. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this issuer will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the issuer.

     This Registrant may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") company by a public ("Registrant") company, by which the private company's shareholders acquire control of the public company. While no negotiations are in progress, and no potential targets have been identified, the business plan of this Registrant is to find such a target or targets, and attempt to acquire them for stock. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon the present condition of this Registrant.


                        ITEM 1.  DESCRIPTION OF BUSINESS


 (A)    BUSINESS  DEVELOPMENT.

      (1) FORM AND YEAR OF ORGANIZATION. This Registrant, Knowledge Networks, Inc., was incorporated in the State of Nevada on December 23, 1998, originally as a wholly-owned subsidiary of a parent corporation, Knowledge Networks Acquisition, Inc., also a Nevada Corporation. On or about December 16, 1998, the shareholders of the parent corporation authorized the creation of this Registrant-subsidiary, for the purpose of transferring to this Registrant, the development-stage business of the parent to us, and for the purpose then of distributing ownership of us to the shareholders of the parent. There were 8,020,000 shares issued on the Record date of November 30, 1998, and the shareholder list of the former parent as of that date was the shareholders list of this Issuer as of December 16, 1998, the designated spin-off entitlement date. For technical reasons, the effectiveness of the Spin-Off was delayed, by agreement until January 31, 1999. The spin-off shares were issued pursuant to
Section 4(2) of the Securities Act of 1933, and Rule 145, as promulgated by the Commission, pursuant to its authority under Section 3(b) of the Act. As a result of these transactions, ownership of this Registrant Corporation passed to the shareholders of the former Parent company, and those shareholders became our shareholders on or about January 31, 1999, their entitlement having vested on December 16, 1998.

     In order to provide complete disclosure, this Registrant will discuss the organization of its former parent, and share issuance to and including the effective spin-off, and afterwards.

Description                                                  Our Parent  Us
-----------------------------------------------------------------------------------
 At or near inception of the former parent, about July 30,    5,000,000
1997, 5,000,000 shares had been issued to founders at
par value.
-----------------------------------------------------------------------------------
 During 1997, the former parent had made a limited            3,020,000
offering, pursuant to Regulation D, Rule 504, placing
3,020,000 shares at $0.05.
-----------------------------------------------------------------------------------
 Spin-Off January 31, 1999: The issuance was treated as       8,020,000   8,020,000
a new issuance pursuant to Section 4(2) of the Securities
Act of 1933, and were when issued Restricted Securities
as defined in Rule 144(a).
-----------------------------------------------------------------------------------
 On December 17, 1998, after the Spin-Off entitlement                       980,000
had vested, this Registrant placed 980,000 for cash, at
0.01 per share, on or about December 17 and December
21, 1998, 490,000 shares respectively, to each of two
sophisticated affiliate investors, pursuant to Rule 504 of
Regulation D.
-----------------------------------------------------------------------------------
On March 30, 1999, the Registrant offered and placed                      1,035,000
1,035,000 shares of common stock, pursuant to Rule
504, at $0.10 per share to 12 sophisticated investors.
-----------------------------------------------------------------------------------
 On that same date, 249,250 shares of common stock                          249,250
were issued, at $0.10 per share, pursuant to Regulation
D, Rule 504, as compensation for legal and professional
services, performed and billed at $24,925.00 by Intrepid
International, Ltd. and by its attorneys acting as special
counsel to the Registrant.
-----------------------------------------------------------------------------------
 Finally, on that date, the Registrant compensated three                     77,500
individuals for services to the Registrant, issuing 77,500
shares of common stock pursuant to Section 4(2) of the
Securities Act of 1933.
-----------------------------------------------------------------------------------
TOTAL ISSUED AND OUTSTANDING                                             10,361,750
===================================================================================

     Accordingly, the total common stock issued and outstanding is 10,361,750 shares.

     We emphasize that all our spin off shares, the 8,020,000 shares, were issued by us pursuant to Rule 145 as Restricted Securities as if so defined by Rule 144(a). The fact that our parent had issued some of its securities under Rule 504 of Regulation D, before the spin-off, is not material to our spin-off issuance.

     As a practical matter, we are required to register our common stock pursuant to Section 12(g) of the 1934 Act, and to pursue acceptance for quotation on the OTCBB if it is to have any chance to engage in capital formation activities, including further bridge financing and private placements. There are no lock-up or shareholder pooling agreements between or among our shareholders. All shares are owned and controlled independently by the persons to whom they are issued. We have no Internet address.

       BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date.

 (B) BUSINESS OF THE REGISTRANT. Our business is Microsoft Consulting and Training, as well as Telecommunications Consulting and Outsourcing. Due to the computer industry continually changing, the opportunities are abundant; computer hardware is becoming less expensive for the average business and software continues to be more robust and complex and therefore more expensive for the average business to manage. For all businesses, finding qualified technicians and teachers has become more and more difficult and expensive.

      (1) THE MARKET. The incredible growth in computing and telecommunicating has created a vast array of new markets for hardware, software and technological expertise. A new set of software called "middleware" has been developed to oversee the interaction between disparate computers. When there are many different types and styles of computers all hooked to the same network the middleware lets each computer continue operating independently yet, without reprogramming, cooperate intimately with the others. International Data Corporation forecasts a middleware market that will grow from $125 million in 1998 to as much as $2.3 billion by the year 2001.

     Another specialized market is "groupware" which is actually a catch-all term encompassing products ranging from fancy E-mail systems to scheduling programs to electronic bulletin-board software. The most sophisticated groupware packages have advanced features for automating the flow of work, routing documents, or allowing far-flung people to collaborate on a single document at the same time. Workgroup Technologies, Inc., a researcher, predicts that sales of groupware packages of all types will more than double, to $7.2 billion by 2002, from just over $3.4 billion in 1998.

     REPORTING UNDER THE 1934 ACT. Following the effectiveness of this 1934 Act Registration of the common stock of this Registrant, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information. The practical effects of the foregoing requirements on the criteria for selection of a target company are two-fold: first, the target must have audited or auditable financial statements, and the target must complete an audit for filing promptly upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face de-listing from the OTCBB, if listed, and delinquency and possible liability for failure to report.

     LOAN FINANCING NOT ANTICIPATED. There are no foreseeable circumstances under which loan financing will be sought or needed from traditional lending sources during our development stage. It may be necessary for us to obtain minimal funding by borrowing, possibly with a guaranty from its officers, directors or principal shareholder, for minimal corporate maintenance, as described in Item 2, Management's Discussion and Analysis.

     DEPENDENCE ON MANAGEMENT. We are required to rely on Management's skill, experience and judgement, both in regard to operations and in any decision to expand or change our marketing plan. Please see Item 2 of this Part, Managements Discussion and Analysis or Plan of Operation, and also Item 7 of this Part, Certain Relationships and Related Transactions.
Principal  Products  or  Services  and  their  Markets.

      (2)  PRINCIPAL  PRODUCTS  OR  SERVICES  AND  THEIR  MARKETS..

    Microsoft Consulting And Training. The Intel and Microsoft partnership continues to be the dominating force in the market, and there is no sign that this will change in the foreseeable future. Software is changing as fast as computer hardware although these changes are not as apparent. Every time a new version of software comes to the market, new business opportunities are created for the company that has the capability of doing the following:

    Identify  the  Benefits  of  this  new  release
    Present  these  benefits  to  clients
    Install  and  support  new  software
    Train  the  companies  employees  on  maximizing  this  new  tool.

     Recent industry projections indicate that Microsoft BackOffice product consulting revenues will increase by 100% per year through the year 2001. Microsoft Exchange consulting alone will produce 1,000,000,000 in annual revenue by the year 2001. Experienced Microsoft Exchange consultants are being paid on the average of $150/hr on projects that can last as long as six to nine months.

    Our business model is known in the industry as technology transfer consulting. This means the work is not done by the consultant, but rather the consultant transfers the knowledge to the client on how to maximize the hardware/software. This empowers the client and does not make them fearful of being outsourced by the consulting firm. This also means Knowledge Networks will have continued revenue from the client when they encounter additional areas of difficulty.

    Training is very expensive for these high end products. In most cases, people with this level of experience will command top dollar for their services. Corporations in most cases will not pay to have their employees trained for fear of losing them to another employer after completing the training. In most cases they will opt to contract with an outsourcing or consulting firm rather than increasing their staff.

    The same is true for a consulting company. It is very difficult to profit when the person put into the field requires $125/hr. This business model of "technology transfer" will be used internally to bring Knowledge Networks consultants up to speed on new technologies. Young and bright minded people will be put under an employee or contractor contract for 24 months and be trained internally on high level Microsoft products. They will be paid $12 - $15 /hr and then be put into consulting projects where they are billed out at $125/hr. After two years they have fulfilled their contract and may move up the Knowledge Networks ranks as a team leader or trainer or work elsewhere if they so choose.

    This technology transfer methodology will cut Knowledge Networks training costs to an absolute minimum. One person gets trained and then trains everyone else. Microsoft consulting has tremendous reward potential. Most network specialists inside the Fortune 1000 are too busy maintaining their own networks to take time out to be trained on something new.

    We intend to take maximum advantage of the explosive growth in telecommunications technology using the backgrounds and strengths of our management specifically: the filing of patents for new technology, the financing of new technology, the selling or granting of rights for the utilization of new technologies and the retention of royalties based on the utilization or exploitation of the new technologies.

    We intend to implement our plan by establishing a telecommunications consulting business with the goal of finding and identifying areas of technological need and then creating new technologies to address those needs, finding, acquiring and marketing its own and other acquired technologies or rights thereto and the establishment of an outsourcing service to fulfill the needs of business computer networks while gaining greater access for the Company to other areas in need of technological innovation.

    Management will be seeking opportunities through all means at its disposal and will be constantly evaluating technology projects looking for new products requiring further development. We will be offering venture capital for small inventors of worthy new technology and will constantly be engaged in finding money for new inventions. Our consulting division will offer its service as consultants for technology companies wanting to offer their stock to the public.

    TELECOMMUNICATIONS CONSULTING. The methods to be employed by management will be to develop a complete understanding of the client's telecommunications environment through interviews, questionnaires, and a detailed technical analysis of systems and related documentation. Then, armed with this understanding of the client's existing environment and a vision of the desired future environment, the barriers that stand between the two can be identified. The key to our success is concentrating on the technological issues that render the client the greatest satisfaction and the Company the largest possible return.

    OUTSOURCING. Reacting to the rapid development of hardware and software and the promise that they can be made to work together in harmony, the business world has been migrating its business applications from the mainframe to the desktop. The principal motivation appears to be savings in maintenance costs. The users of the new systems cite as the main advantage the fact that they are freed from dependence on the centralized computing department. Despite the advantages, business has found that network based computing environments are more complicated than their mainframe counterparts. In the typical network there are a multitude of computers, operating systems, cabling systems, security points and applications. Despite its many advantages, gaining control over a network of computers is just not as simple as mastering a single large computer.

    This proliferation of network based desktop computers has created a totally unanticipated requirement for support and management. An entire industry, outsourcing, has grown up to bring modern solutions to these needs. The outsourcing industry takes on the responsibility for the most efficient integration of hardware, soft ware, networks and people, thereby relieving the client company of these concerns so that they may concentrate on their principle business. We intend to utilize outsourcing to address this continually growing need with technological consulting and project management services.

    Market Researcher Dataquest, Inc. estimates that the computer-services business will grow from $33.3 billion in 1993 to $65.2 billion in 1998, with the network management portion increasing from 26% to 31%. Gregory M. Jacobson, executive vice president for outsourcing services at SHL Systemhouse, Inc. points out that bringing in a third party also makes it easier for the chief information officer to rein in all those PCs. Jacobsen says; "The modern CIO is starting to recognize that outsourcing is a way to win back control."

      (2) DISTRIBUTION METHODS OF THE PRODUCTS OR SERVICES. The methods and procedures utilized by management to achieve its client's goals in both the telecommunications consulting and the outsourcing divisions are:

     1. Complete analysis of the client's existing telecommunications and computing environment and then setting goals, policies and standards for its future configuration;

     2. Standardizing the environment by designing and implementing a transition from where the client is today to the new environment defined in the first step;

     3. Stabilizing the standardized environment to insure that the Company and its professionals are achieving the results desired for the client; and

     4. Automating the stabilized environment through technological innovation and/or operational reorganization to drive down costs and increase the quality of service.

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

    While implementing the four steps, the principal areas in which the Company's professionals devote their time will be:

          Defining the policies and procedures related to all facets of the network, its systems and users;

          Reporting of utilization, capacities, uptime, performance and projects;

          Training users to effectively use applications, operating systems, telecommunications equipment and all other network resources;

          Keeping current on industry standard and directions that affect the client's telecommunications and computing environment;

          Maximizing productivity by providing an effective user environment and easy access to network resources;

          Tracking resource utilization to provide accounting management and identification of problems on a trend basis;

          Recording accurately the location and configuration of telecommunicating and computing resources;

          Monitoring all systems to detect, isolate, diagnose and resolve system problems on a real time basis;

          Performing system tuning and gathering information that can be used to maximize its overall performance;

          Tightening and testing security to protect the telecommunications pathways, software and data stored on the systems;

          Managing the systems to maintain the integrity, reliability and availability of telecommunications network resources; and

          Providing user support through on-site problem resolution professionals, telecommunication pathways analysis, on-line documentation, consumable computer supplies, equipment relocation and other general network-wide support activities

    The Outsourcing division will derive its income from the difference between the amount per man hour billed to its clients and the amount per hour paid to its professionals. The industry standard is approximately a fifty percent mark-up on the amount paid to the outsourcing professional. The Telecommunications Consulting division will derive its short term income and profits from consulting fees and its long term profits from the sale and/or licensing of the technologies which it acquires or which it develops in the process of solving its client's telecommunications problems.

      (3)  STATUS  OF  ANY  PUBLICLY  ANNOUNCED  NEW  PRODUCT  OR SERVICE. None.

      (4) COMPETITIVE BUSINESS CONDITIONS AND COMPETITIVE POSITION IN THE INDUSTRY. Other firms are in the business of offering training and networking consulting. Management, in evaluating market conditions and competitors, has developed a niche training method that no other company in the geographic area can compete with. With increased exposure, word of mouth, and advertising, many future competitors may arise. Please see Management's Discussion and Analysis,
Item 2 of this part, for an expanded discussion of these and related subjects of disclosure.

      (5) SOURCES OF AND AVAILABILITY OF RAW MATERIALS AND THE NAMES OF PRINCIPAL SUPPLIERS. Not Applicable.

      (6) DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS. While our business plan is designed to handle a greater volume of business, we have never had more than a few accounts at any one time. We are not dependent on any one customer, and no customer is more important to us than any other. We are however dependent on a presently small customer base.

      (7) PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS. None.

      (8) NEED FOR ANY GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES AND STATUS. Not Applicable.

      (9) EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS. Not Applicable. However, we would expect to maintain the corporate franchise in good standing with the State of its incorporation, and would file tax returns and reports required to be filed with the Commission. We wish to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, we will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the issuer. In connection with such submission and any continuation on the OTCBB, we would expect to comply with NASD regulations, to the extent that any such regulations are applicable to the conduct of our affairs.

      (10) ESTIMATE OF AMOUNT SPENT ON RESEARCH AND DEVELOPMENT IN EACH OF LAST TWO YEARS. None.

      (11) COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS. Not Applicable.

      (12) NUMBER OF TOTAL EMPLOYEES AND FULL-TIME EMPLOYEES. Mr. Jeffrey Harry is the only full-time salaried employee. All other employees are outside contractors.

      (13) YEAR 2000 COMPLIANCE, EFFECT ON CUSTOMERS AND SUPPLIERS. We were in the business of ensuring our customers of Year 2000 Compliance, in fact this concern has boosted the industry s sales in 1999 by 80%. We recommended to our clients Year 2000 Compliant hardware and software only and the Company s internal equipment was and remains Year 2000 Compliant. We have encountered no Year 2000 problems.


       ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


 (A)   (A)  PLAN  OF  OPERATION  FOR  THE  NEXT  TWELVE  MONTHS.

      (1) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. WE DO NOT HAVE ENOUGH CASH TO FUND OUR OPERATIONS FOR THE NEXT TWELVE MONTHS AT OUR CURRENT RATIO OF REVENUES TO EXPENSES. WE MUST INCREASE OUR REVENUES BY INCREASING OUR CUSTOMER BASE AND/OR BORROW FROM OUR CIRCLE OF SHAREHOLDERS OR SEEK ADDITIONAL INVESTMENT FROM THEM.
 .
      (2)  OTHER  REQUIREMENTS,  NEXT  TWELVE  MONTHS.

           (I)  SUMMARY  OF  PRODUCT  RESEARCH  AND  DEVELOPMENT.  None.

           (II) EXPECTED PURCHASE OR SALE OF PLANT AND SIGNIFICANT EQUIPMENT. None.

           (III)  EXPECTED  SIGNIFICANT CHANGE IN THE NUMBER OF EMPLOYEES. None.

 (B)  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      (1) OPERATIONS AND RESULTS FOR THE PAST TWO FISCAL YEARS. At virtually the beginning of 1999, we acquired the business of our former parent corporation, as disclosed in Item 1 of Part I. Our present business is the uninterrupted continuation of the former business of our former parent. We therefore discuss the two-year operating history of our business and refer to the Audited Financial Statements of our former parent (immediately before the spin-off, December 31, 1998) and our current Audited Financial Statements (beginning with January 1, 1999). Both financial statements are provided as a part of this report. Note 1(a) to our Audited Financial Statements of 1999 states that we were: "organized on December 16, 1998. The Company was created on this date through a spin off of the operations and assets to the shareholders of Knowledge Networks Acquisitions, Inc. The Company specializes in Microsoft consulting and training as well as telecommunications consulting, training and outsourcing."

     REVENUES. We had revenues of $44,683 in 1999, as compared with $26,302 in 1998. This increase is due to additional clients and retention of existing clients. While it is encouraging to almost double revenues, it is important to emphasize that our total revenues remain modest, and the number of our clients, though increasing, remains limited. While the $26,302 is income of our former parent, and not ours, for ownership purposes, we include this discussion for comparative purposes only.

     EXPENSES/NET LOSS. We incurred expenses of $117,064 in 1999, consisting of $101,181 in consulting fees, which include legal and professional expenses, in connection with our inception and spin-off, and general and administrative expenses of $15,883. The resulting net loss was $72,381.

     In 1998, before our creation and spin-off, our business (then our parent) showed general and administrative expenses of $81,992, and a resulting net loss of $55,690. These expenses and loss are those of our former parent and not ours, and we include this discussion for comparative purposes only.

     In our own accounting, we acquired $11,154 in 1998 bad debts and had only nominal administrative expenses in 1998.

      (2) FUTURE PROSPECTS. Our young business is improving, little by little. The size and scope of our operations is modest. We have not yet demonstrated profitability. The industry is subject to continuous exponential change, requiring us to keep up with changing contemporary software in a highly competitive market. Sudden or unexpected changes in the nature of our client's needs, due to changing industry standards could present us with unexpected expenses, and, in the worst case, the loss of clients. For these reasons, we cannot predict with confidence, when and whether we might achieve profitability or develop a sufficiently expanded customer base to insure our continued viability. While we believe we are developing a market niche, there can be no assurance of our success. Notwithstanding the foregoing cautionary statements, assuming the continuation of current conditions, we would expect to proceed to build our customer base and continue with our existing business plan, with minimal advances and deferrals by our existing shareholders.

 (C) REVERSE ACQUISITION CANDIDATE. Our management has no present intention of becoming a reverse acquisition candidate. A mature and sober analysis of our two-year operating history requires us to acknowledge the possibility that we may not succeed in developing a sufficiently expanded customer base in the next twelve to eighteen months, and that, should our business fail, we might then become a candidate for some reverse acquisition transaction.

                        ITEM 3.  DESCRIPTION OF PROPERTY.

     The Registrant has no property and enjoys the non-exclusive use of offices and telephone of its officers and attorneys. We do not pay for incidental telephone or incidental postage. We do pay for copying and printing, and for major mailings, if any. These amounts are billed to us and included in our general and administrative expenses.


    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


 (A) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

 (B) SECURITY OWNERSHIP OF MANAGEMENT. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

Name and Address of Beneficial Owner     Actual            %  Attributed       %
Common Stock                            Ownership            Ownership
--------------------------------------------------------------------------------
Kirt W. James (1)                        1,250,000    12.06   5,000,000    48.25
24843 Del Prado #318  CEO
Dana Point CA 92629   President
--------------------------------------------------------------------------------
Jeff Harry (1)                           1,250,000    12.06   5,000,000    48.25
3 San Bittern   COO/CFO
Aliso Viejo CA 92656  Secretary-
Treasurer
--------------------------------------------------------------------------------
All Officers and Directors as a Group    2,500,000    24.13   5,000,000    48.25
================================================================================
Intrepid International S.A. (1)          2,500,000    24.13   5,000,000    48.25
P.O. Box 8807
Panama 5, Panama
-----------------------------------------------------------
Polyandrous Trading Group, Inc. (2)        490,000     4.73
3131 Southwest Freeway, #46
Houston TX 77098
-----------------------------------------------------------
Karl E. Rodriguez (3)                      490,000     4.73
23592 Windsong #19E
Aliso Viejo CA 92656
-----------------------------------------------------------
Total Other 5% Owners                    3,480,000    33.59
-----------------------------------------------------------
TOTAL ALL AFFILIATES                     5,980,000    57.71
-----------------------------------------------------------
Total Shares Issued and Outstanding     10,361,750   100.00
===========================================================

     (1) In the foregoing table, the share ownership of each of our officers and principal shareholder are attributed to each other and to all of them. The reason for this attribution is that the officers and the principal shareholder are deemed to be a single shareholder group. Please see Item 7, Relationships and Transactions for additional disclosure.

     (2) Polyandrous Trading Group, Inc. is owned by J. Dan Sifford, an affiliate of Intrepid. Polyandrous and Mr. Sifford are deemed affiliates by reason and only by reason of this affiliation.

     (3) Karl E. Rodriguez is an attorney who provided services to us in connection with the spin-off of our corporation by our former parent. He is of counsel to our principal shareholder. For that reason he was deemed an affiliate at the time his shares were acquired. He may or may not be deemed an affiliate in the future depending upon relationships as they may exist at such future time.

 (C) CHANGES IN CONTROL. There are no arrangements known to us, including any pledge by any persons, of our securities, which may at a subsequent date result in a change of control of our corporation.


     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following persons are the Directors of Registrant, having taken office from the inception of the issuer, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is determined.

 Executive Officers DIRECTOR'S NAME  AGE  OFFICE/POSITION
-----------------------------------------------------------------
                                                        President
 Kirt W. James                        42  Chief Executive Officer
-----------------------------------------------------------------
                                              Secretary/Treasurer
 Jeff A. Harry                       26  Chief operations officer
                                          Chief Financial Officer
=================================================================

     Mr. James is our Chief Executive Officer responsible for Corporate affairs and overall management. Mr. Harry is our Chief Operations Officer servicing customers and dealing with technical matters. Mr. Harry is also our Chief Financial Officer.

     Kirt W. James, the Registrant's President, has a lifelong background in marketing and sales. From 1972 to 1987, Mr. James was responsible for sales and business administrative matters for Glade N. James Sales Co., Inc. and from 1987 to 1990 Mr. James built retail markets for American International Medical Supply Co., a publicly traded company. In 1990 he formed and became President of HJS Financial Services, Inc., and was responsible for the day to day business operations of the firm as well as consultation with Clients concerning their business and Product Development. He remains the President and Sole Shareholder of HJS, which is presently substantially inactive. During the past five years Mr. James has been involved in the valuation of private companies for internal purposes, and as a consultant to private companies engaged in the private sale and acquisition of other private businesses. He has also assisted private and public companies in planning for entry into the public market place. Mr. James is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage. The following disclosure identifies those public companies with which he has been involved during the past five years:
Earth Industries, Inc., EditWorks, Ltd., Market Formulation & Research, Inc., Mex Trans Seafood Consulting, Inc., BBB-Huntor Associates, Inc., eWorld Travel Corp., Knowledge Networks, Inc., Last Company Clothing, Inc. and North American Security & Fire. He is also an Officer and Director of Oasis 4th Movie Project, an operating non-trading company, and DP Charters, Inc. a public company currently quoted on the "Pink Sheets".

Jeffrey A. Harry is a Microsoft Certified Systems Engineer (MSCE), with highly specialized training in windows based networks. His education also includes training in Novell and MS-Dos software as well as hardware components and computer network assembly. His training also includes extensive knowledge of software such as Windows NT, Windows 3.x, Windows 95, MS-Office,
WordPerfect/Corel, Anti-Virus, Netware, Internet, and MS-Mail. Mr. Harry continues his knowledge of technology changes in hardware and software to remain competitive in the industry. His background experience consists of over 5 years of computer hardware and software management. From 1995 to June of 1997 he was the Manager of Information Systems for a leading New England engineering firm, Environmental Science Services. He managed the hardware, and software installations for 150 workstations and supervised an interstate linked network for the offices in Massachusetts and Rhode Island. From June 1997 to February 1998 he continued to provide consulting services on a free-lance basis while obtaining his MSCE certification. From February 1998 to present he has been a small business computer network consultant, specializing in network optimization and integration of multiple software and hardware platforms.

                        ITEM 6.  EXECUTIVE COMPENSATION.

     Since March of 1999, Mr. Harry has received a $4,000 per month salary for consulting and managing operations for the Company. Mr. James serves without compensation; however Mr. James is beneficially interested in fees paid to Intrepid International for its services. Mr. James is not directly compensated by Intrepid for services to our company, but only indirectly in the profitability of Intrepid. Except as indicated there is no present executive compensation or plan of compensation presently adopted or under consideration.

            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     We have identified Intrepid International as our principal shareholder. We are billed by Intrepid for services of Intrepid's personnel on a time-fee basis. Disclosure is now provided as to the Intrepid entities, and its officers and owners. Intrepid consists of two entities: Intrepid International, S.A., a Panama Corporation, and Intrepid international, Ltd., a Nevada Corporation, its wholly-owned United States Agency. Intrepid International is engaged internationally in providing assistance to business and corporate interests.

 (A) INTREPID INTERNATIONAL, S.A. The officers and directors of Intrepid International, S. A. (Panama) are comprised of three individuals; Laurencio Jaen O., Teodoro F. Franco L. and Leopoldo Kennion G. All three of these individuals are Panamanian citizens and each serves as an officer and a director of the Company.

     Laurencio Jaen O., an original incorporator who has served as President and Director of the Company since its inception in 1984, resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Jaen was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world s largest free trade zone), and as Director of Panama's Social Security Administration. He has also served as the President of the Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.


     Teodoro F. Franco L., Secretary and a Director of the Company, has, for thirty years, been a specialist in maritime and aviation law. Mr. Franco is a partner in Franco and Franco, one of the most prestigious law firms in Panam with offices around the world. In addition to his law practice he has served as Panamanian Consul to Liverpool, England and for the past five years as Ambassador to Great Britain. The firm practices maritime, aviation and commercial law and currently is the legal firm for: IBERIA (the Spanish national airline), KLM (the Dutch national airline), VIASA (the Venezuelan national airline), Aeroflot (the Russian national airline) and various smaller Latin American national airlines as well as being the registered agents for thousands of ocean going ships around the world flying the Panamanian flag. Mr. Franco brings to the Company a wealth of international legal, commercial and diplomatic experience.

     Leopoldo Kennion G., Treasurer and a Director of the Company, is, and has for twenty years, been a Certified Public Accountant specializing in international accounting and is an associate in the law firm of Franco and Franco. Mr. Kennion practices maritime, aviation and commercial accounting serving the specialized needs of the transnational clients of Franco and Franco by providing an interface between them and their auditors.

     J. Dan Sifford, Jr., is the United States Managing Director for Intrepid International, S.A. (Panama). He is fluent in the Spanish Language. His biographical information is found below.


 (B)  INTREPID  INTERNATIONAL,  LTD.  The  officers  and  directors  of Intrepid
International, Ltd. (Nevada) are comprised of two individuals; Kirt W. James, and J. Dan Sifford, Jr. Both these individuals are U.S. citizens.

     Kirt W. James, is one of our Officers. His biography is found in Item 5 of this Part I.

     J. Dan Sifford, Jr. For the past several years Mr. Sifford has served as United States Managing Director of Intrepid International, S.A. a Panama Corporation, providing consulting services to international private companies in approaching the United States public market place for products, financing and securities. Mr. Sifford is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage. The following disclosure identifies those public companies: Air Epicurean, Inc., All American Aircraft, Earth Industries, Ecklan Corporation, EditWorks, Ltd., Market., Market Formulation & Research, Inc., NetAir.com, Inc., NSJ Mortgage Capital Corporation, Inc., North American Security & Fire, Oasis 4th Movie Project, Professional Recovery Systems, Inc., Richmond Services, Inc., Telecommunications Technologies, Ltd., and World Staffing II, Inc. Of these last mentioned companies, he is currently serving in this Registrant, in Ecklan Corporation, in Oasis Entertainment's 4th Movie Project, in Richmond Services, Inc, NetAir.com, Inc. and in Editworks Ltd.

     He grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of the original company, he founded Indiasa Corporation (Indiasa), a Panamanian company which was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities. During each of the past five years he has served as President of Indiasa, which serves only as a holding company owning: 100% of Indiasa Aviation Corp. (a company which owns aircraft but has no operations); 100% of Overseas Aviation Corporation (a company which owns Air Carrier Certificates but has no operations); 50% of Robmar International, S.A. (a company operates a manufacturing plant in Argentina and Brazil, but in which Mr. Sifford holds no office). In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and is currently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean, and has been its president continuously during each of the past five years.

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------

                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
                         AND SHAREHOLDER MATTERS EQUITY.


 (A) MARKET INFORMATION. The Common Stock of this Registrant is quoted Over the Counter on the Bulletin Board ("OTCBB") or the NQB Pink Sheets or elsewhere. Our common stock has never traded in brokerage transactions.


 (B)  HOLDERS.  There  are  36  holders  of  our  common  stock.


 (C) DIVIDENDS. No dividends have been paid by us on our Common Stock and no such payment is anticipated in the foreseeable future.


                          ITEM 2.   LEGAL PROCEEDINGS.

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Registrant.


             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Registrant.


                ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     In order to provide complete disclosure, we repeat here the issuances of our former parent, and share issuance to and including the effective spin-off, and afterwards.

Description                                                  Our Parent  Us
 At or near inception of the former parent, about July 30,    5,000,000
1997, 5,000,000 shares had been issued to founders at
par value.
--------------------------------------------------------------------------------
 During 1997, the former parent had made a limited            3,020,000
offering, pursuant to Regulation D, Rule 504, placing
3,020,000 shares at $0.05.
--------------------------------------------------------------------------------
 Spin-Off January 31, 1999: The issuance was treated as a     8,020,000   8,020,000
new issuance pursuant to  4(2) of the Securities Act of
1933, and were when issued Restricted Securities as
defined in Rule 144(a).
--------------------------------------------------------------------------------

                                       15

-----------------------------------------------------------------------------------
 On December 17, 1998, after the Spin-Off entitlement                       980,000
had vested, this Registrant placed 980,000 for cash, at
0.01 per share, on or about December 17 and December
21, 1998, 490,000 shares respectively, to each of two
sophisticated affiliate investors, pursuant to Rule 504 of
Regulation D.
-----------------------------------------------------------------------------------
On March 30, 1999, the Registrant offered and placed                      1,035,000
1,035,000 shares of common stock, pursuant to Rule 504,
at $0.10 per share to 12 sophisticated investors with pre-
existing relationships with management.
-----------------------------------------------------------------------------------
 On that same date, 249,250 shares of common stock                          249,250
were issued, at $0.10 per share, pursuant to Regulation
D, Rule 504, as compensation for legal and professional
services, performed and billed at $24,925.00 by Intrepid
International, Ltd. and by its attorneys acting as special
counsel to the Registrant.
-----------------------------------------------------------------------------------
 Finally, on that date, the Registrant compensated three                     77,500
individuals for services to the Registrant, issuing 77,500
shares of common stock pursuant to Section 4(2) of the
Securities Act of 1933.
-----------------------------------------------------------------------------------
TOTAL ISSUED AND OUTSTANDING                                             10,361,750
===================================================================================

     We emphasize that all our spin off shares, the 8,020,000 shares, were issued by us pursuant to Rule 145 as Restricted Securities as is so defined by Rule 144(a). The fact that our parent had issued some of its securities under Rule 504 of Regulation D, before the spin-off, is not material to our spin-off issuance.


               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     There is no provision in the Articles of Incorporation, nor the By-Laws of the Corporation, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. We are aware of certain provisions of the Nevada Corporate Law which affects indemnity of Officers or Directors.

      NRS 78.7502 provides for mandatory indemnification of officers, directors, employees and agents, substantially as follows: the corporation shall indemnify a director, officer, employee or agent of a corporation; to the extent that he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, in which he or she had no reasonable cause to believe his or her conduct was unlawful.

--------------------------------------------------------------------------------
                                    PART F/S


FINANCIAL  STATEMENTS  PROVIDED  WITH  THIS  FILING:

    Audited Financial Statements for the years ended December 31, 1999, 1998
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       F-1

                          AUDITED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            KNOWLEDGE NETWORKS, INC.
                              FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                 C O N T E N T S



Independent  Auditors'  Report  .                            21

Balance  Sheets                                              22

Statements  of  Operations                                   23

Statements  of  Stockholders'  Equity  .                     24

Statements  of  Cash  Flows                               .  25

Notes  to  the  Financial  Statements  .                     26-27

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Knowledge Networks, Inc.

We have audited the accompanying balance sheets of Knowledge Networks, Inc. as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the period from inception on December 16, 1998 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knowledge Networks, Inc. as of December 31, 1999 and 1998 and the results of its operations and cash flows for the period from inception on December 16, 1998 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has minimal assets and all revenues are from a shareholder. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


       /s/
Crouch, Bierwolf & Chisholm
Salt  Lake  City,  Utah
March  2,  2000

                            KNOWLEDGE NETWORKS, INC.
                                  Balance Sheets

                                     ASSETS
                                                                   December  31,
                                                                 1999       1998
--------------------------------------------------------------------------------
Current  assets
   Cash                                                       $5,585      $3,655
   Notes  Receivable  -  Officer  (Note  3)                   63,993           0
--------------------------------------------------------------------------------
Total  Current  Assets                                        69,578       3,655
--------------------------------------------------------------------------------
      Total  Assets                                          $69,578      $3,655
================================================================================
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current  Liabilities                                               0           0
Stockholders'  Equity
   Common  Stock,  authorized
     100,000,000  shares  of  $.001  par  value,
     issued  and  outstanding  10,361,750
     and  9,000,000  shares  respectively                     10,362       9,000
   Additional  Paid  in  Capital                             142,806      15,664
   Retained  Earnings  (Deficit)                             (83,590)   (11,209)
   Less: Subscription receivable                                   0     (9,800)
       Total  Stockholders'  Equity                           69,578       3,655
Total  Liabilities  and  Stockholders'  Equity               $69,578$     $3,655
================================================================================

   The accompanying notes are an integral part of these financial statements.

                            KNOWLEDGE NETWORKS, INC.
                           Statements  of  Operations
                                                                  From inception
                                                                      December
                                           For  the     For  the      16,  1998
                                         Year  Ended  Year  Ended      Through
                                         December 31, December 31, December  31,
                                             1999          1998          1999
--------------------------------------------------------------------------------
Revenues:                                  $44,683           $0          $44,683

Expenses:
   Bad  Debt                                     0       11,154           11,154
   Consulting  Fees                        101,181            0          101,181
   General  &  Administrative               15,883           55           15,938
          Total  Expenses                  117,064       11,209          128,273
--------------------------------------------------------------------------------
Net  (Loss)                               $(72,381)    $(11,209)       $(83,590)
--------------------------------------------------------------------------------
Net  Loss  Per  Share                       $(.007)      $(.001)         $(.008)
--------------------------------------------------------------------------------
Weighted  average  shares  outstanding  10,016,893    9,000,000        9,979,330
================================================================================

    The accompanying notes are an integral part of these financial statements

                            KNOWLEDGE NETWORKS, INC.
                        Statement of Stockholders' Equity


                                                           Additional    Deficit
                                                           Paid in   Accumulated
                                                           Capital   During  the
                                     Common  Stock    (Discount  on  Development
                                    Shares         Amount         Stock)   Stage
--------------------------------------------------------------------------------
Balance at inception -
December 16, 1998                8,020,000       $8,020      $     0          $0

Shares  issued  for  subscriptions  receivable
  at  $.01  per  share             980,000          980        8,820           0

Spin  off  adjustment  (Note1)           0            0        6,844           0

Net  loss  for the one
month ended December 31, 1998            0            0            0    (11,209)
--------------------------------------------------------------------------------
Balance, December  31,  1998  b  9,000,000        9,000       15,664    (11,209)

Shares issued  for
cash at $.10 per share           1,035,000        1,035      102,465           0

Shares  issued  for
services at $.10 per share         249,250          249       24,677           0

Shares  issued  for
services at $.001 per share         77,500           78            0           0

Net  loss  for  the  year
ended December 31, 1999                  0            0            0    (72,381)
--------------------------------------------------------------------------------
Balance, December 31, 1999      10,361,750      $10,362     $142,806   $(83,590)
================================================================================
     The accompanying notes are an integral part of these financial statements.

                            KNOWLEDGE NETWORKS, INC.
                             Statement of Cash Flows


                                                                      December
                                                                       16,1998
                                    For  the               For  the  (inception)
                                    Year  Ended       Year Ended         to
                                    December 31,     December 31,  December  31,
                                        1999               1998          1999
--------------------------------------------------------------------------------
Cash  Flows  from  Operating
 Activities:
     Net  loss                       $(72,381)         $(11,209)       $(83,590)
     Adjustments  to  reconcile
       net  loss  to  net  cash
       provided  by  operations
       Bad  debt                            0           11,154            11,154
Issuance of stock for services         25,004                0            25,004

Net  Cash  Flows  Used  in
 Operating  Activities                (47,377)             (55)         (47,432)
--------------------------------------------------------------------------------
Cash  Flows  Used  in  Investment
 Activities:
Cash payments for notes receivable    (63,993)               0          (63,993)

Net Cash Used in
Investment Activities                 (63,993)               0          (63,993)
--------------------------------------------------------------------------------
Cash  Flows  from  Financing
 Activities:
Cash received from
subscriptions receivable                9,800               0             9,800
Cash received from spin-off (Note1)         0           3,710             3,710
Issuance of stock for cash            103,500               0           103,500

Net Cash Flows from
 Financing Activities                 113,300           3,710           117,010
--------------------------------------------------------------------------------
Net increase (decrease) in cash         1,930           3,655             5,585
--------------------------------------------------------------------------------
Cash, beginning of year                 3,655               0                 0
--------------------------------------------------------------------------------
Cash, end of year                      $5,585          $3,655            $5,585
--------------------------------------------------------------------------------
Supplemental  Cash  Flow  Information
   Cash  Paid  for:
     Interest                              $0              $0                $0
     Taxes                                 $0              $0                $0

    The accompanying notes are an integral part of these financial statements

                            KNOWLEDGE NETWORKS, INC.
                       Notes to The  Financial Statements
                            December 31, 1999 and 1998

NOTE  1  -  Summary  of  Significant  Accounting  Policies

     a.  Organization

     Knowledge Networks, Inc., ("the Company") is a Nevada corporation organized on December 16, 1998. The Company was created on this date thru a spin off of the operations and assets to the shareholders of Knowledge Networks Acquisitions, IncThe Company specializes in Microsoft consulting and training as well as telecommunications consulting, training and outsourcing.

     b.  Accounting  Method

     The Company recognizes income and expenses on the accrual basis of accounting.

     c.  Earnings  (Loss)  Per  Share

          The  computation of earnings per share of common stock is based on the
weighted  average  number     of shares outstanding at the date of the financial
statements.

     d.  Cash  and  Cash  Equivalents

     The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.  Provision  for  Income  Taxes

     No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $83,590 that will be offset against future taxable income.

     Deferred tax assets and the valuation account is as follows at December 31, 1999 and 1998.
                                            December  31,   December 31,
                                                1999            1998
----------------------------------------------------------------------
     Deferred  tax  asset:
        NOL  carrryforward                    $9,648          $1,681
     Valuation  allowance                     (9,648)         (1,681)
=====================================================================
     Total                                   $     0         $     0

NOTE  2  -  Going  Concern

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                           KNOWLEDGE  NETWORKS,  INC.
                      Notes  to  the  Financial  Statements
                            December 31, 1999 and 1998

NOTE  3  -  Related  Party  Transactions

During 1999, $63,993 was paid to an officer of the Company. The note is due within the next twelve months with no provision for interest.

During 1999, 326,750 shares of common stock were issued to officers and shareholders for consulting services of $25,004.

During  1999,  $44,683  in  sales  was  to  a  shareholder.

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------
                                  EXHIBIT INDEX
                                     Exhibit
   Table                                                            Page Number#
                      Table Category  /  Description of Exhibit
            [2]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
   2.1      Articles of Incorporation                                         29
   2.2      By-Laws                                                           32
================================================================================

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.

                            KNOWLEDGE NETWORKS, INC.

                                       by

                  /s/                            /s/
              Kirt W. James                  Jeff Harry
            president/director          secretary/director

--------------------------------------------------------------------------------
                                   Exhibit 2.1
                            ARTICLES OF INCORPORATION
--------------------------------------------------------------------------------

                            ARTICLES OF INCORPORATION
                                       OF
                            KNOWLEDGE NETWORKS, INC.

     ARTICLE  I.  The  name  of  the  Corporation  is  KNOWLEDGE  NETWORKS, INC.

     ARTICLE II. Its principal office in the State of Nevada is 774 Mays Blvd. #10, Incline Village NV 89452. The initial resident agent for services of process at that address is N&R Ltd. Group, Inc

     ARTICLE III. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America. The period of existence of the corporation shall be perpetual.

     ARTICLE IV. The corporation shall have authority to issue an aggregate of 50,000,000 shares of common voting equity stock of par value one mil ($0.001) per share, and no other class or classes of stock, for a total capitalization of $50,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

     ARTICLE V. No shareholder shall be entitled to any preemptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue, nor shall any shareholder possess cumulative voting rights at any shareholders meeting, for the purpose of electing Directors, or otherwise.

     ARTICLE VI. The name and address of the Incorporator of the corporation is William Stocker, Attorney at Law, 34700 Pacific Coast Highway, Suite 303, Capistrano Beach CA 92624, phone (949) 248-9561, fax (949) 248-1688. The affairs of the corporation shall be governed by a Board of Directors of not less than one (1) nor more than (7) persons. The Incorporator shall act as Sole Initial Director.

     ARTICLE VII. The Capital Stock, after the amount of the subscription price or par value, shall not be subject to assessment to pay the debts of the corporation, and no stock issued, as paid up, shall ever be assessable or assessed.

     ARTICLE VIII. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend or repeal the By-laws, or adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     I THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set my hand hereunto this Day,

December  16,  1998.


                                       /s/
                                 William Stocker
                                 attorney at law
                                  Incorporator

--------------------------------------------------------------------------------
                                  Exhibit 2.2
                                     By-Laws
--------------------------------------------------------------------------------

                                     BY-LAWS
                                       OF
                            KNOWLEDGE NETWORKS, INC.
                              A NEVADA CORPORATION


                                    ARTICLE I
                                CORPORATE OFFICES


     The principal registered office of the corporation in the State of Nevada shall be located at 774 Mays Blvd. #10, Incline Village NV 89452. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.


                                   ARTICLE II
                             SHAREHOLDERS' MEETINGS

SECTION  1.  PLACE  OF  MEETINGS

     The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

SECTION  2.  ANNUAL  MEETINGS

     The annual meeting of the shareholders shall be held on the second Monday of May in each year, if not a holiday, at Ten o'clock A.M., at which time the shareholders shall elect a Board of Directors and transact any other proper business. If this date falls on a holiday, then the meeting shall be held on the following business day at the same hour.

SECTION  3.  SPECIAL  MEETINGS

     Special meetings of the shareholders may be called by the President, the Board of Directors, by the holders of at least ten percent of all the shares entitled to vote at the proposed special meeting, or such other person or persons as may be authorized in the Articles of Incorporation.

SECTION  4.  NOTICES  OF  MEETINGS

     Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (l0) days nor more than twenty (20) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

SECTION  5.  CLOSING  OF  TRANSFER  BOOKS  OR  FIXING  RECORD  DATE.

     For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice or to vote at a meeting of stockholders, such books shall be closed for at least twenty
(20) days immediately preceding such meeting. In lieu of closing the stock transfer books, the directors may fix in advance a date as the record date for and such determination of stockholders, such date in any case to be not more than twenty (20) days and, in case of a meeting of stockholders, not less than ten (l0) days prior to the date on which the particular action requiring such determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

SECTION  6.  VOTING  LIST.

     The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (l0) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten
(l0) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

SECTION  7.  QUORUM.

     At any meeting of stockholders fifty-one (5l) percent of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION  8.  PROXIES.

     At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting.

SECTION  9.  VOTING.

     Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Nevada.

SECTION  10.  ORDER  OF  BUSINESS.

     The order of business at all meetings of the stockholders, shall be as follows:

     a.     Roll  Call.
     b.     Proof  of  notice  of  meeting  or  waiver  of  notice.
     c.     Reading  of  minutes  of  preceding  meeting.
     d.     Reports  of  Officers.
     e.     Reports  of  Committees.
     f.     Election  of  Directors.
     g.     Unfinished  Business.
     h.     New  Business.


SECTION  11.  INFORMAL  ACTION  BY  STOCKHOLDERS.

     Any action required or permitted to be taken at a meeting of the stockholders may be taken without meeting if a written consent thereto is signed by the stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consent is requires; provided however, that written notice of any action so taken must be promptly given to all stockholders.

SECTION  12.  BOOKS  AND  RECORDS.

     The Books, Accounts, and Records of the corporation, except as may be otherwise required by the laws of the State of Nevada, may be kept outside of the State of Nevada, at such place or places as the Board of Directors may from time to time appoint. The Board of Directors shall determine whether and to what extent the accounts and the books of the corporation, or any of them, other than the stock ledgers, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of this Corporation, except as conferred by law or by resolution of the stockholders or directors. In the event such right of inspection is granted to the Stockholder(s) all fees associated with such inspection shall be the sole expense of the Stockholder(s) demanding the inspection. No book, account, or record of the Corporation may be inspected without the legal counsel and the accountants of the Corporation being present. The fees charged by legal counsel and accountants to attend such inspections shall be paid for by the Stockholder demanding the inspection.

                                   ARTICLE III
                               BOARD OF DIRECTORS

SECTION  1.  GENERAL  POWERS.

     The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

SECTION  2.  NUMBER,  TENURE,  AND  QUALIFICATIONS.

     The number of directors of the corporation shall be a minimum of one (l) and a maximum of nine (9). Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

SECTION  3.  REGULAR  MEETINGS.

     A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

SECTION  4.  SPECIAL  MEETINGS.

     Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

SECTION  5.  NOTICE.

     Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION  6.  QUORUM.

     At any meeting of the directors fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION  7.  MANNER  OF  ACTING.

     The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

SECTION  8.  NEWLY  CREATED  DIRECTORSHIPS  AND  VACANCIES.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

SECTION  9.  REMOVAL  OF  DIRECTORS.

     Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

SECTION  10.  RESIGNATION.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

SECTION  11.  COMPENSATION.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION  12.  EXECUTIVE  AND  OTHER  COMMITTEES.

     The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (l) or more directors. Each such committee shall serve at the pleasure of the board.


                                   ARTICLE IV
                                    OFFICERS


SECTION  1.  NUMBER.

     The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

SECTION  2.  ELECTION  AND  TERM  OF  OFFICE.

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

SECTION  3.  REMOVAL.

     Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgement the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

SECTION  4.  VACANCIES.

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

SECTION  5.  PRESIDENT.

     The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

SECTION  6.  CHAIRMAN  OF  THE  BOARD.

     In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

SECTION  7.  SECRETARY.

     The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  8.  TREASURER.

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such

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banks,  trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.


SECTION  9.  SALARIES.

     The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.


                                    ARTICLE V
                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION  1.  CONTRACTS.

     The directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.


SECTION  2.  LOANS.

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

SECTION  3.  CHECKS,  DRAFTS,  ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

SECTION  4.  DEPOSITS.

     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.


                                   ARTICLE VI
                                   FISCAL YEAR

     The fiscal year of the corporation shall begin on the lst day of January in each year, or on such other day as the Board of Directors shall fix.

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                                   ARTICLE VII
                                    DIVIDENDS

     The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.


                                  ARTICLE VIII
                                      SEAL

     The directors may provide a corporate seal which shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".


                                   ARTICLE IX
                                WAIVER OF NOTICE

     Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.


                                    ARTICLE X
                                   AMENDMENTS

     These by-laws may be altered, amended or repealed and new by-laws may be adopted in the same manner as their adoption, by the Board of Directors if so adopted; by a vote of the stockholders representing a majority of all the shares issued and outstanding, if so adopted or adopted by the Board of Directors; or, in any case, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.

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                                  CERTIFICATION

     THE SECRETARY of the Corporation hereby certifies that the foregoing is a true and correct copy of the By-Laws of the Corporation named in the title thereto and that such By-Laws were duly adopted by the Board of Directors of said Corporation on the date set forth below.

EXECUTED,  this  day  of  January  29,  1999.

                                       /s/
                                  JEFF A. HARRY
                                    Secretary
                                Jeffery A. Harry

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